UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 4, 2004

BIMS Renewable Energy.
(Exact Name of Registrant as Specified in Charter)

FLORIDA	000-32663	65-0909206
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

299 N. Riverside Drive, suite 901, Pompano Beach (FL)	33062
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (514) 362-8188

ITEM 5.   Other Events and Regulation FD Disclosure.

        Due to the reorganization of the company and its management, Mr. Yves C. Renaud resigned as President, Chief Executive Officer and General Manager of Finances, Operation, Project Management and Human Resources Division of the Corporation. The effective date of resignation was August 9,2004

        Mr. Abdel Jabbar Abouelouafa has been nominated President and Chairman of the board of directors, effective August 9, 2004

ITEM 6.   Resignations of Registrant's Directors.

        Mr. Yves C. Renaud resigned as director, effective August 9,2004.

        Pursuant to the requirements of the Securities Exchange Act of 1934,
the Registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

                                   BIMS Renewable Energy.

Date: October 4, 2004   By: /s/ Abdel Jabbar Abouelouafa

                                 Name: Abdel Jabbar Abouelouafa
                                 Its: President

Exhibit 99

BIMS RENEWABLE ENERGY INC.

RESIGNATION

IT IS RESOLVED to accept the resignation of Mr. Yves C. Renaud as Director, President, Chief Executive Officer and General Manager – Finances, Operation, Project Management and Human Resources Division of the Corporation.

NOMINATION

IT IS RESOLVED to appoint Mr. Abdel Jabbar Abouelouafa as President and Chief Executive Officer of the Company.

We, undersigned, declare we are the only directors authorized to vote on these resolutions during a meeting of the directors.

In good faith, we signed the present resolutions at the place and date mentioned above.

/s/Abdel Jabbar Abouelouafa
ABDEL JABBAR ABOUELOUAFA

/s/ Marcel Mongrain
MARCEL MONGRAIN